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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE TO
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.

                             THE CHERRY CORPORATION
                       (Name of Subject Company (Issuer))

                        CABO ACQUISITION CORP. (OFFEROR)
    (Names of Filing Persons (identifying status as offeror, issuer or other person))

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                   164541401
                     (CUSIP Number of Class of Securities)

                                PETER B. CHERRY
                             CABO ACQUISITION CORP.
                               3600 SUNSET AVENUE
                            WAUKEGAN, ILLINOIS 60087
                                 (847) 662-9200
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                WITH A COPY TO:
                            WILLIAM J. QUINLAN, JR.
                             HELEN R. FRIEDLI, P.C.
                            MCDERMOTT, WILL & EMERY
                             227 WEST MONROE STREET
                            CHICAGO, ILLINOIS 60606
                                 (312) 372-2000

                            CALCULATION OF FILING FEE
    Transaction Valuation: $138,315,672*        Amount Of Filing Fee: $27,664
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*   Estimated for purposes of calculating the amount of the filing fee only.
This amount assumes the purchase of 5,239,230 shares of common stock, par value $1.00 per share (the "Shares"), of The Cherry Corporation, a Delaware corporation (the "Company"), at the tender price of $26.40 of total per share net to the seller in cash, without interest thereon. Pursuant to the Agreement and Plan of Merger, dated as of June 5, 2000, between CABO Acquisition Corp. ("Purchaser") and the Company, the Company represented that as of May 5, 2000, it had 10,168,066 shares outstanding. In addition, there are vested options to purchase 526,830 shares outstanding. Purchaser already beneficially owns 5,455,666 shares which will not be tendered. Based on the foregoing, the transaction value is equal to the product of (i) (a) 10,694,896 shares (the number of Shares and Shares subject to vested options outstanding), minus
(b) 5,455,666 (the number of shares beneficially owned by Purchaser), multiplied by (ii) $26.40. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the Purchaser.

/ /  CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY
RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:       Not applicable.
Form or Registration No.:     Not applicable.
Filing Party:                 Not applicable.
Date Filed:                   Not applicable.

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /  third-party tender offer subject to Rule 14d-1.
/X/  issuer tender offer subject to Rule 13e-4.
/X/  going-private transaction subject to Rule 13e-3.
/ /  amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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
                                  INTRODUCTION

    This Tender Offer Statement on Schedule TO (this "Statement") relates to the offer by CABO Acquisition Corp., a Delaware corporation ("Purchaser"), to purchase any and all outstanding shares of common stock, par value $1.00 per share, of The Cherry Corporation, a Delaware corporation (the "Company") not owned by Peter B. Cherry and certain affiliates of Peter B. Cherry, at a purchase price of $26.40 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 15, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, and which are incorporated herein by reference.

    All information in the Offer to Purchase, including all schedules thereto, and in the Letter of Transmittal is incorporated by reference in answer to all of the items in this Statement.

ITEM 12:  MATERIALS TO BE FILED AS EXHIBITS

   EXHIBIT
    NUMBER      TITLE
--------------  -----
99(a)(1)(i)     Offer to Purchase, dated June 15, 2000.

99(a)(1)(ii)    Letter of Transmittal.

99(a)(1)(iii)   Notice of Guaranteed Delivery.

99(a)(1)(iv)    Letter to Brokers, Dealers, Commercial Banks, Trust
                Companies and Other Nominees.

99(a)(2) Letter to stockholders from Robert B. McDermott, Chairman of the Special Committee of the Board of Directors of the Company.

99(a)(3)        Exhibit (a)(1)(i) is incorporated herein by reference.

99(a)(4)        Not applicable.

99(a)(5)(i)     Letter from Brokers, Dealers, Commercial Banks, Trust
                Companies and Other Nominees to Clients.

99(a)(5)(ii)    Guidelines for Certification of Taxpayer Identification
                Number on Substitute Form W-9.

99(a)(5)(iii)   Audited financial statements for the Company's 1999 and 2000 fiscal years, beginning on page F-1 of the Company's Annual
                Report on Form 10-K for the fiscal year ended February 29,
                2000 (incorporated by reference to the Company's Annual
                Report on Form 10-K filed with the Commission on May 30,
                2000).

99(a)(5)(iv)    Joint Press Release of the Company and the Purchaser, dated
                June 15, 2000.

99(b)           Not applicable.

99(c)(1)        Opinion of Wasserstein Perella & Co., Inc., dated June 4,
                2000. (included as Annex A to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

99(c)(2)        Presentation to the Special Committee by Wasserstein Perella
                & Co., Inc. dated June 1, 2000.

99(d)(1) Agreement and Plan of Merger, dated as of June 5, 2000, between Purchaser and the Company. (included as Annex B to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

99(d)(2) Stockholder Agreement, dated as of June 5, 2000, among certain stockholders of the Company and the Company
                (included as Annex C to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

99(f)           Section 262 of the Delaware General Corporation Law
                (included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

99(g)           Not applicable.

99(h)           Not applicable.

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
                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       CABO ACQUISITION CORP.

                                                       By:  /s/ PETER B. CHERRY
                                                            ---------------------------------------------------
                                                            Name: Peter B. Cherry
                                                            Title: President

Dated: June 15, 2000

                                 EXHIBIT INDEX

   EXHIBIT NUMBER                                  TITLE
---------------------   ------------------------------------------------------------
99(a)(1)(i)             Offer to Purchase, dated June 15, 2000.

99(a)(1)(ii)            Letter of Transmittal.

99(a)(1)(iii)           Notice of Guaranteed Delivery.

99(a)(1)(iv)            Letter to Brokers, Dealers, Commercial Banks, Trust
                        Companies and Other Nominees.

99(a)(2)                Letter to stockholders from Robert B. McDermott, Chairman of the Special Committee of the Board of Directors of the
                        Company.

99(a)(3)                Exhibit (a)(1)(i) is incorporated herein by reference.

99(a)(4)                Not applicable.

99(a)(5)(i)             Letter from Brokers, Dealers, Commercial Banks, Trust
                        Companies and Other Nominees to Clients.

99(a)(5)(ii)            Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9.

99(a)(5)(iii)           Audited financial statements for the Company's 1999 and 2000 fiscal years, beginning on page F-1 of the Company's Annual
                        Report on Form 10-K for the fiscal year ended February 29,
                        2000 (incorporated by reference to the Company's Annual
                        Report on Form 10-K filed with the Commission on May 30,
                        2000).

99(a)(5)(iv)            Joint Press Release of the Company and the Purchaser, dated
                        June 15, 2000.

99(b)                   Not applicable.

99(c)(1)                Opinion of Wasserstein Perella & Co., Inc., dated June 4,
                        2000. (included as Annex A to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

99(c)(2)                Presentation to the Special Committee by Wasserstein Perella
                        & Co., Inc. dated June 1, 2000.

99(d)(1)                Agreement and Plan of Merger, dated as of June 5, 2000,
                        between Purchaser and the Company. (included as Annex B to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

99(d)(2)                Stockholder Agreement, dated as of June 5, 2000, among
                        certain stockholders of the Company and the Company
                        (included as Annex C to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

99(f)                   Section 262 of the Delaware General Corporation Law
                        (included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

99(g)                   Not applicable.

99(h)                   Not applicable.

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